UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number: 001-35936

B2GOLD CORP.
(Translation of registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, British Columbia V7X 1J1
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[   ] Form 20-F              [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B2Gold Corp.

Date: November 2, 2016	By:	/s/ Clive Johnson
	Name:	Clive Johnson
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

EXHIBITS 99.1 TO 99.2 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-10 (FILE NO. 333-208506) AND FORM S-8 (FILE NOS. 333-206811, 333-200228 AND 333-192555) (COLLECTIVELY, THE “REGISTRATION STATEMENTS”), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, AND EXHIBITS 99.3 AND 99.4 ARE HEREBY INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRATION STATEMENTS.

Exhibit
No.	Description
99.1	Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2016
99.2	Management’s Discussion and Analysis for the Quarter Ended September 30, 2016
99.3	Consent of Thomas Garagan
99.4	Consent of Peter Montano
99.5	Certification of Interim Filing - CEO
99.6	Certification of Interim Filing - CFO